November 20, 2012
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

RE:     Herman Miller, Inc.
Form 10-K for the Year ended June 2, 2012
Filed July 31, 2012
Form 10-Q for the Quarter ended September 1, 2012
Filed October 11, 2012
Item 5.07 Form 8-K
Filed October 11, 2011
File No. 1-15141

Dear Mr. Decker:
This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 7, 2012 with respect to the above referenced filings. The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the Year ended June 2, 2012
Item 6 - Selected Financial Data, page 13

1.
You have presented your cash flow from operating activities in the Operating Results section. While presentation of cash flow from operating activities is useful, this data should be considered in the framework of a statement of cash flows, which reflects management's decision as to the use of these cash flows and the external sources of capital used. The implication of a presentation which shows only the cash flow generated from operations portion of a cash flows statement is that the use of such cash flows is entirely at the discretion of management. In future filings, please also present your cash flows from investing and financing activities. See FRC 202.03.

Response:
In future filings, management agrees to present cash flows from investing and financing activities within Item 6.

Item 8 - Financial Statements and Supplementary Data, page 34
Note 13 - Warranties, Guarantees, and Contingencies, page 63
Product Warranties, page 63

2.
Please enhance your disclosure in future filings to present a summary of the warranty liability activity for the most recent three years rather than two years. Refer to FASB ASC 460-10-50-8. Also, expand your discussion in Management's Discussion and Analysis to better explain the reason for the $10 million increase in warrant expense for fiscal 2012. In this regard, we note your current disclosure which indicates that this increase is due to increased spend and changes in estimates is not overly informative.

Response:
In future filings, management agrees to present a summary of the warranty liability for the most recent three years within the footnotes. Future filings will also include expanded discussion within Management's Discussion and Analysis to better explain increases or decreases to the warranty reserve.

The warranty expense increased by $10.9 million in fiscal 2012 compared to fiscal 2011. Approximately $1.2 million of the increase related to product warranty claims in excess of historical experience for older life cycle products. When applying this increased warranty claims loss experience to the remaining historical periods, this resulted in a change in estimate related to our general warranty reserve which drove additional expense of approximately $5 million. Higher sales in fiscal 2012 compared to fiscal 2011 drove an increase in product warranty expense of approximately $1.5 million. The remaining increase in warranty expense related to specific customer claims.

Signatures, page 78

3.
We note that your Chief Financial Officer and Principal Accounting Officer has signed the annual report on behalf of the registrant, but he does not appear to have signed individually in his capacity (in the second section of the signatures page) as your Principal Financial and Principal Accounting Officer. Your annual report must be signed by one or more of your executive officers on behalf of the registrant and by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K, and comply with this comment in future filings.

Response:
In future 10-K filings, management agrees to revise the format of the signature page to clarify that the company's Chief Financial Officer and Principal Accounting Officer are signing in their individual capacity, respectively.

Exhibit Index, page 81

4.
We note that you appear to have omitted the schedules and exhibits to Exhibit 10(j) (Second Amended and Restated Credit Agreement dated as of November 18, 2011). As there does not appear to be a basis for this omission, please re-file Exhibit 10(j), including all of its schedules and exhibits, with your next periodic report or with a current report.

Response:
Management agrees to re-file the exhibit, including all schedules and exhibits, with the company's next periodic report on form 10-Q.

Form 8-K filed October 11, 2011

5.
It does not appear that you amended your Form 8-K to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. Please advise.

Response:
In the company's Proxy Statement for its Annual Meeting of Shareholders held on October 10, 2011, the Board of Directors and management recommended an annual vote on executive compensation. Consistent with that recommendation, the company's Form 8-K, filed on October 11, 2011, reported on the voting results for "the one year frequency of a shareholder advisory vote on executive compensation." That 8-K reflected overwhelming shareholder support for the company's recommended annual advisory vote on executive compensation. We believe that because the shareholder vote was consistent with the company's recommendation, the need to subsequently amend the 8-K to disclose "the company's decision in light of the vote" was obviated.

Acknowledgment

In connection with our response, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing sufficiently responds to your comment. If you have additional questions or comments, please feel free to contact me at 616-654-7578.

Very truly yours,

/s/ Gregory J. Bylsma
Gregory J. Bylsma
Chief Financial Officer
(Duly Authorized Signatory for Registrant)